Exhibit 99.1

Olink to report second quarter 2022 financial results on August 11, 2022

UPPSALA, Sweden, July 14, 2022 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced it will release financial results for the second quarter of 2022 before the market open on Thursday, August 11, 2022. Company management will host a conference call to discuss these results at 8:00 am ET.

Investors interested in listening to the conference call are required to register online. It is recommended to register at least a day in advance. A live webcast of the conference call will be available in the “Events” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

About Olink

Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Investor Contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media Contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com